

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 15, 2008

via U.S. mail

Mr. Marc Juliar
Chief Executive Officer
Paradigm Oil and Gas, Inc.
31 Walmer Road, Suite 6
Toronto, ON M5R 2W7

> **Re: Paradigm Oil and Gas, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed July 10, 2008**
> **File No. 333-103780**

Dear Mr. Juliar:

We have completed our review of your preliminary proxy statement and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson
M. Duru

via facsimile

Andrew Hudders, Esq.
(212) 754-0330